EXHIBIT 99.1

Norsk Hydro Adopts International Financial Reporting Standards

OSLO, Norway, May 29, 2007 (PRIME NEWSWIRE) -- As of 1 January, 2007, Norsk Hydro ASA will prepare its financial statements using International Financial Reporting Standards (IFRS). This is a conversion from U.S. GAAP as Hydro's primary financial reporting language.

The European Union requires the use of IFRS as approved by the EU for all stock-listed companies in the EU and the European Economic Area (EEA). The regulation was incorporated into Norwegian law in December 2004 and applies to Hydro. As Hydro was already using the internationally recognized accounting principles U.S. GAAP, Hydro has chosen to delay the implementation of IFRS until 2007 as allowed by EU. The United States Securities and Exchange Commission (SEC) allows companies using IFRS as their primary GAAP to file annual financial statements with the SEC using IFRS with a reconciliation to U.S. GAAP, which Hydro intends to do going forward.

Hydro has prepared an IFRS conversion document which presents the IFRS financial statements for the fiscal year ending 31 December, 2006, and the quarters ending 31 March, 30 June, 30 September and 31 December 2006, based on the IFRS principles as adopted by Hydro. IFRS information included in this document is reconciled to the previously released U.S. GAAP 2006 income statement (on an annual and quarterly basis) and the 1 January, 2006, and 31 December, 2006, balance sheets. The document is available at www.hydro.com.

Hydro will release its first quarter 2007 results on 31 May at 07:30 CET.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of Hydro's Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

http://hugin.info/106/R/1129501/210571.pdf

CONTACT:  Norsk Hydro ASA
          Investor contact
          Stefan Solberg
            Telephone +47 22539280
            Cellular +47 91727528
            Stefan.Solberg@hydro.com
          Investor contact
          Ada Christiane Rieker
            Telephone +47 22538483
            Cellular +47 95182718
            Ada.Christiane.Rieker@hydro.com
          Telephone: +47 22538100
          Fax: +47 22532725
          www.hydro.com
          Drammensveien 264 N-0240
          Oslo Norway